May 31, 2022

VIA EDGAR

Heather C. Clark
Andrew Blume
Office of Manufacturing
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Freshpet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-36729

Dear Ms. Clark and Mr. Blume:

This letter sets forth the responses of Freshpet, Inc. (“we” or the “Company”) to the comments of the staff of the Division of Corporation Finance (“you” or the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated May 16, 2022, with respect to the above-referenced Annual Report on Form 10-K (the “2021 10-K”). For ease of reference, the text of the Staff’s comments is included below, followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 33

1.
We note your non-GAAP adjustments for “launch expenses” and “plant start-up expenses.” Considering marketing costs, freight costs and “operating costs” of new manufacturing lines appear to represent normal, recurring, cash operating expenses necessary to operate your business, please remove these adjustments from future filings. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. If you believe these adjustments are in compliance with non- GAAP rules, please advise.

Response:

Introduction

Heather Clark and Andrew Blume
U.S. Securities & Exchange Commission
May 31, 2022

We acknowledge the Staff’s comment and respectfully advise the Staff that we have considered Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. For the reasons described below, we believe that our non-GAAP adjustments for “launch expenses” and “plant start-up expenses” are in compliance with the rules for non-GAAP financial measures and are meaningful to investors and appropriate because marketing and freight costs included in our non-GAAP adjustment for launch expenses and pre-operating costs and ramp-up costs of new manufacturing lines included in our non-GAAP adjustment for plant start-up expenses are not normal, recurring, cash operating expenses necessary to operate our business.

Plant Start-up Expenses

Our plant start-up expenses are not normal, recurring, cash operating expenses necessary to operate our business. Instead, they represent pre-operating and ramp-up costs incurred in connection with the start-up of our new manufacturing lines as part of the Freshpet Kitchens expansion projects. Such costs capture expenses incurred for, among other things, labor, overhead and material disposal costs related to testing of new manufacturing lines, as we ramp up manufacturing lines and before such lines become fully operational. Because our normal business operations are not to open new manufacturing lines but rather to sell products that come off the manufacturing lines, the pre-operating expenses and ramp-up costs do not represent expenses necessary to operate our business on an ongoing basis.

We believe adjusting for these pre-operating expenses and ramp-up costs is particularly helpful to our stockholders who seek to understand the results from our operations at a scale that reflects a more mature and well-defined manufacturing business. As disclosed in our recent 10-Q for the quarter ended March 31, 2022, filed on May 3, 2022 (the “Q1 2022 10-Q”), we have targeted a long-term net sales manufacturing capacity of $2.9 billion, which is nearly four times our current net sales capacity at December 31, 2021. Without the adjustment for plant start-up expenses, stockholders would lack transparency into our investments in new manufacturing lines and the tools to evaluate our business once it has reached a more mature phase.

We further believe that our plant start-up expenses are not normal operating costs since, historically, the amount, if any, of our plant start-up expenses have not recurred with consistency on a comparative period basis, either annually or quarterly. For example, we incurred nearly $6 million of plant start-up expenses in 2020 (representing nearly 2% of net sales for that year), but no such expenses in the three consecutive years prior. We incurred $4.8 million of plant start-up expenses for the quarter ended March 31, 2022 (representing nearly 3.7% of net sales in that quarter), but only $1.3 million in the quarter ended December 31, 2021 (representing nearly 1.1% of net sales for that quarter) and $588,000 for the quarter ended September 30, 2021 (representing less than 0.5% of net sales for that quarter). We expect uneven patterns to continue through the end of our capacity expansion plan with some fiscal years and quarters having much higher plant start-up expenses than other fiscal years and quarters because we remain in a high-growth capacity building phase. During this phase, we have continued to optimize our manufacturing capacity at each of our Freshpet Kitchens, by building new facilities, such as at our Freshpet Kitchens Ennis, or adding manufacturing capacity, such as at our Freshpet Kitchens South or Freshpet Kitchens Bethlehem. Plant start-up expenses associated with such growth are often impacted by factors largely outside of our control, such as supply-chain shortages and technological advances or other changes related to manufacturing methods, and have historically varied significantly from period to period depending on the manufacturing facility at which such expenses are incurred (whether at our Freshpet Kitchens South, our Freshpet Kitchens Bethlehem or our Freshpet Kitchens Ennis, each as defined in our 2021 10-K) and the particular phase of construction.

Heather Clark and Andrew Blume
U.S. Securities & Exchange Commission
May 31, 2022

Accordingly, we believe that our non-GAAP adjustments for plant start-up expenses allow prospective investors and current stockholders to consistently evaluate the performance of our business across financial periods. By providing non-GAAP financial measures with detailed expense adjustments, together with the reconciliations contemplated by Regulation G, we believe we are enhancing our investors’ understanding of our business in addition to providing a better ability to understand our GAAP earnings. For example, in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), we often discuss plant start-up expenses as a primary driver of results when analyzing our performance under both our GAAP and non-GAAP measures. We respectfully submit that removing the disclosure of plant start-up expenses from the calculation of our non-GAAP measures may obscure trends or developments in our business and may harm our MD&A discussion, making it less meaningful and comparable without the context around our growth plans being included in such measures.

Further, on our quarterly earnings conference calls, analysts often ask questions to ensure they understand the strategic benefit of our overall capital expenditures and our plant start-up expenses, as well as the nature and duration of these expenses. Removing the plant start-up expense adjustment from our non-GAAP financial measures at a time when we have plans to expand our manufacturing capacity would diminish the utility of these evaluative tools for the analysts, as well as for stockholders and investors.

In summary, our plant start-up expenses are pre-operating expenses and ramp-up costs that stem from the timing of investments in, and variability related to, expanding our business’s manufacturing capacity as we pursue our growth strategy initiatives. We do not believe our plant start-up expenses are normal, recurring, cash operating expenses necessary to operate our business. Thus, we believe our adjustments for plant start-up expenses used in presenting our non-GAAP measures are appropriate, helpful to our stockholders, and in compliance with the rules for non-GAAP financial measures.

Launch Expenses

Heather Clark and Andrew Blume
U.S. Securities & Exchange Commission
May 31, 2022

Our launch expenses are also not normal, recurring, cash operating expenses necessary to operate our business. Instead, they represent costs incurred due to our rapidly growing distribution network, which are composed of (1) non-capitalized freight costs, which are related to disposal costs associated with replacing or upgrading existing Freshpet Fridges primarily due to technological innovations with our Freshpet Fridges and increased demand for our products stemming from our growth, and (2) an estimate of certain initial, non-recurring marketing costs when we install a new Freshpet Fridge with such costs being driven by specific store and local market considerations.

We expect our launch expenses to become part of our normal operating expenses once we achieve a more mature distribution network. At present, however, we believe our adjustment for launch expenses helps investors evaluate our business as if it had reached a mature and stable scale without the friction related to rapid growth. We measure our progress towards maturity by monitoring our “all commodity volume” (“ACV”) distribution rate, which represents the percentage of the total sales of all retailers carrying Freshpet products compared to the sales of all relevant pet food products by relevant retailers in a given territory. We understand that many of our competitors have achieved an ACV of more than 80%. Our ACV, however, was approximately 58% for our most recent quarter ended March 31, 2022. As we continue to grow, we expect to continue to improve our ACV. Once we achieve an ACV comparable to that of a mature company, which we expect to occur within the next 18 to 24 months, we will phase out launch expenses as an adjustment to our non-GAAP measures.

Further, we believe that this adjustment is comparable to other companies that have used similar adjustments within their non-GAAP measures to help stockholders identify financial statement effects when building or restructuring large distribution networks to serve their customers.

In summary, we believe our adjustments for launch expenses used in presenting our non-GAAP measures are appropriate and in compliance with the rules for non-GAAP financial measures, since, at present, we do not view our launch expenses as normal, recurring, cash operating expenses but rather expenses related to more unique effects related to our high-growth distribution strategy.

Potential Unintended Consequences

If our adjustments to EBITDA for plant start-up expenses and launch expenses are removed, our stockholders, investors and equity research analysts would need to calculate these adjustments to analyze our business plan closer to maturity. Additionally, we may need to reconsider our (1) Adjusted EBITDA guidance and (2) targeted Adjusted EBITDA Margin of approximately 25% measured on a yearly basis (each as disclosed in the Q1 2022 10-Q) for reasons unrelated to a fundamental change in our business, which may confuse stockholders, investors and equity research analysts. We believe such persons have come to long expect those adjustments, which we have included since our initial public offering in 2014, and value our consistent approach so that they can compare our growth and future prospects.

Heather Clark and Andrew Blume
U.S. Securities & Exchange Commission
May 31, 2022

Further, for the reasons discussed above, management uses Adjusted EBITDA, which includes the adjustment for plant start-up expenses and launch expenses, to assess the performance of our business, including for setting our long-term executive compensation. We would likely need to recalibrate our performance metrics related to executive compensation if the adjustments to Adjusted EBITDA were significantly altered, which would make our compensation structure more opaque by reducing the comparability for our historical compensation disclosure for our stockholders. Since our executive compensation strategy is designed to promote aggressive growth goals, we continue to believe that these or similar adjustments are appropriate when setting our long-term executive compensation.

Note 1 - Summary of Significant Accounting Policies
Equity method investment, page 49

2.
We note that you acquired a 19% interest in a “privately held company” that you account for using the equity method. Pursuant to ASC 323-10-50-3a., please tell us and disclose in future filings the name of the investee and how you exercise significant influence over the investee despite an ownership interest below 20%.

Response:

Disclosure of Name of Investee

We respectfully advise the Staff that we do not believe we should be required to disclose the name of the privately held company in which we hold a 19% interest (hereinafter referred to as the “Investee”) in future filings. We have chosen not to disclose the Investee’s name (1) because our acquisition of the Investee was financially insignificant and immaterial to our business and (2) for anti-competitive concerns.

Insignificant and Immaterial

As of December 31, 2021, Freshpet’s proportional share of the Investee’s assets was less than 1% of Freshpet’s assets and Freshpet’s proportional share of the Investee’s revenue was only 2.8% of Freshpet’s revenues. We believe that the acquisition of our equity interest in the Investee, and consequently the name of the Investee, is not significant. Therefore, the Investee’s name is immaterial for disclosure pursuant to ASC 323-10-50-3a.

Heather Clark and Andrew Blume
U.S. Securities & Exchange Commission
May 31, 2022

Competitive Concerns

Disclosing the Investee’s name would telegraph to our competitors and key stakeholders, including our customers, suppliers and distribution partners, our level of investment and commitment to certain strategic initiatives. While our investment in the Investee is financially immaterial to our overall business as discussed above, our competitive, strategic initiatives can be among our most proprietary information. Competitors could use this information to compete more effectively against us by pursuing or avoiding similar initiatives and acquisition targets or by avoiding business dealings with the Investee, while key customers, suppliers and distribution partners could use this information about us and the Investee when negotiating against us or the Investee, which may result in less favorable outcomes for us or the Investee. As a result, the disclosure of the Investee’s name could result in competitive harm to us. This could have an adverse effect on our stockholders’ interest, including adversely impacting our investment in the Investee and would not provide any meaningful benefit to our stockholders.

Significant Influence over Investee

We account for our investment in the Investee under the equity method of accounting based on our ability to exercise significant influence over operating and financial policies of the Investee. ASC 323‐10‐15‐6 provides that such significant influence may be indicated in several ways, including representation on the board of directors. We received representation on the Investee’s board of directors in connection with our initial investment in the Investee and have continuously had such representation since then. The Investee is required to obtain approval from its board of directors for the Investee’s annual budget, as well as material capital expenditures. Our representative director is currently one of the Investee’s five directors on its board of directors, making our board representation equivalent to 20%. In addition, our representative director has extensive experience in the industry in which the Investee operates and, accordingly, we believe our representative director has the ability to exercise significant influence over operating and financial policies of the Investee by having an influential voice in meetings of the Investee’s board of directors and any committees thereof. Further, no contractual restrictions would limit our representative director’s influence. We acknowledge the Staff’s comment and will provide disclosure on significant influence in future filings.

Heather Clark and Andrew Blume
U.S. Securities & Exchange Commission
May 31, 2022

I hope that the foregoing is adequately responsive to your comments. You may contact me at 201-520-4000 with any questions, or the Company’s outside counsel, Christian Nagler and Andrew Maliniak of Kirkland & Ellis LLP, at 212-446-4660 and 212-390-4441, respectively.

Sincerely,

/s/ Heather Pomerantz
		Name:	Heather Pomerantz
		Title:	Chief Financial Officer

cc:

Christian O. Nagler
Andrew Maliniak